EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TriState Capital Holdings, Inc. and subsidiaries:

We consent to the use of our reports dated February 14, 2017 with respect to the consolidated balance sheets of TriState Capital Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
December 15, 2017